UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42672

ALLIED GOLD CORPORATION
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario
M5J 2J3
Tel: 1-833-363-4435
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD CORPORATION

Date: August 5, 2026	By:	/s/ Sofia Tsakos
Sofia Tsakos
Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description
99.1	Management’s Discussion and Analysis of Operations and Financial Condition for the Three and Six Months Ended June 30, 2026
99.2	Condensed Consolidated Interim Financial Statements as at and for the Three and Six Months Ended June 30, 2026